ENTREMED, INC.
9640 MEDICAL CENTER DRIVE
ROCKVILLE, MD 20850
VIA EDGAR
June 19, 2008
Mr. Adam F. Turk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	EntreMed, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-151542
Dear Mr. Turk:
     We are writing to address the Staff’s comment letter dated June 16, 2008 (the “Comment Letter”). We have provided our response below to the comment.
Staff Comment:
     Selling Stockholders, page 14
1.	It appears that you have not included the number of shares offered within the total number of shares beneficially owned prior to the offering. Please revise your selling stockholders table to disclose the correct number of shares beneficially owned prior to the offering.
Response:
     We have revised the first column to include the number of shares offered within the total number of shares beneficially owned prior to the offering.
     The Company has filed an amendment to the registration reflecting the change described above. Please let us know whether the Staff has any additional comments. The Company would like to request acceleration of the effective date of the registration statement as soon as practicable.

     As requested in the Comment Letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comment do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Feel free to call Richard Baltz at 202-942-5124 if you have any questions or would like additional information.

Sincerely,
/s/ Dane Saglio
Dane Saglio
Chief Financial Officer

Cc:	Cynthia Wong Hu Vice President, General Counsel and Corporate Secretary Richard E. Baltz